UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AFFIMED N.V.

On May 9, 2018, Dr. Richard B. Stead advised Affimed N.V. (the “Company”) that he will resign from his position as a member of the Supervisory Board of the Company, ending his service as a supervisory director of the Company on the date of the upcoming 2018 Annual General Meeting of Shareholders. Our Supervisory Board has been advised by Dr. Stead that such decision is not due to any disagreement with the Company. Our Supervisory Board thanks Dr. Stead for his dedication and contributions to the Company.

In replacement of Dr. Stead, the Supervisory Board, on the recommendation of the nominating and corporate governance committee, intends to nominate Mr. Mathieu Simon for appointment as a supervisory director for a term ending at the end of the annual general meeting to be held in 2021. The nomination of Mr. Simon will be made in accordance with article 7.6.2 of the Company’s articles of association.

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-207235) and Form S-8 (Registration Numbers 333-198812) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.3 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, May 15, 2018.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Affimed N.V. Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2018
99.2	Affimed N.V. Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Affimed N.V. Press Release dated May 15, 2018